UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of Certifying Accountant

On December 8, 2025, Pheton Holdings Ltd, a Cayman Islands company (the “Company”) entered into an engagement letter with Fortune CPA, Inc (“Fortune CPA”), pursuant to which Fortune CPA is appointed as the Company’s independent registered public accounting firm. The appointment was approved by the audit committee of the board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: December 11, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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